UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

O	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission file numbers:
333-38196

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

IMATION RETIREMENT INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IMATION CORP.
1 Imation Place
Oakdale, Minnesota 55128-3414

IMATION RETIREMENT INVESTMENT PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS
as of December 31, 2003 and 2002
and
for the year ended December 31, 2003
and Supplemental Schedules
as of and for the year ended December 31, 2003

IMATION RETIREMENT INVESTMENT PLAN
INDEX

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Retirement Committee of
Imation Corp.:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Imation Retirement Investment Plan (the Plan) as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules referred to in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
June 11, 2004

IMATION RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2003 and 2002

ASSETS
	2003	2002
Investments	$366,179,677	$328,529,801
Receivables:
Securities sold	1,132	308,627

Total assets	366,180,809	328,838,428
LIABILITIES
ESOP notes payable to Imation	80,911	899,710
Accrued interest	1,732	142,837
Accrued expenses	25,925	—
Securities purchased	32,933	214,589

Total liabilities	141,501	1,257,136

Net assets available for benefits	$366,039,308	$327,581,292

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2003

Contributions
Participant	$9,968,889
Employer	872,787
Rollover	856,724

11,698,400
Investment income
Net appreciation in fair value of investments	51,848,312
Interest income	4,515,524
Dividend income	3,631,338

59,995,174
Deductions
Distributions to participants	32,976,429
Administrative expenses	257,397
Interest expense	1,732

33,235,558

Net increase	38,458,016
Net assets available for benefits, beginning of year	327,581,292

Net assets available for benefits, end of year	$366,039,308

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the Imation Retirement Investment Plan (the Plan) is provided for general information purposes only. Participants and all other users of these financial statements should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General

Imation Corp. (Imation or the Company) became an independent, publicly-held company as of July 1, 1996, when 3M Company (formerly known as Minnesota Mining and Manufacturing Company) (3M) spun-off its data storage and imaging systems businesses (the Distribution). In connection with the Distribution, the Company established the Plan effective July 1, 1996 for the benefit of its employees. Effective July 1, 1996, the account balances of all employees of Imation who were formerly employed by 3M and the respective plan assets and liabilities attributable to such account balances were transferred from the 3M Voluntary Investment Plan and Employee Stock Ownership Plan (the VIP Plan) to the Plan.

Effective January 1, 2004, the Plan was amended and restated as a single profit sharing plan consisting of a profit sharing portion and a stock bonus portion. The stock bonus portion of the Plan constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (IRC) and is designed to invest primarily in Imation common stock. Pre-tax salary deferrals and matching contributions are made to the profit sharing portion of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Substantially all active United States salaried and non-union hourly employees of Imation are eligible to participate in the Plan.

Contributions

Participant Contributions and Rollovers
The Plan is comprised of participant contributions and the related earnings thereon from four accounts: the Retirement Savings Account (RSA), the Thrift Account, the Individual Retirement Account (IRA) and the Rollover Account. The RSA contains the amounts attributable to participants’ pre-tax contributions made under the provisions of the Plan, along with pre-tax contribution amounts attributed to the participants’ RSA accounts which were transferred from the VIP Plan. The Plan allows participants to contribute from 1% to 15% (effective July 1, 2004 this limit will be increased to 20%) of their annual compensation to the RSA through pre-tax salary deferrals, not to exceed the Internal Revenue Service (IRS) limits. The Plan also allows participants who are age 50 or older to make catch-up contributions to the RSA of $1,000 in 2002 and $2,000 in 2003. This limit will increase annually in $1,000 increments until it reaches $5,000 in 2006. Participants may change the level of their contributions daily. These changes are effective at the beginning of the succeeding payroll period. The Thrift Account and the IRA are not contribution options under the Plan, but instead, represent participant accounts under the VIP Plan that were transferred into the Plan as of July 1, 1996. The Thrift Account contains the amounts attributable to participants’ after-tax contributions made under the provisions of the VIP Plan. The IRA represents the amounts attributable to participants’ deductible employee contributions made under the provisions of the VIP Plan in effect prior to 1987. The Rollover Account contains the amounts contributed to the Plan or transferred from the VIP Plan Rollover Account related to rollover contributions from a former employer’s qualified plan.

Company Contributions

The Plan is comprised of Company’s contributions and the related earnings thereon from three accounts: the Company Match Account (CMA), the Performance Pay Account (PPA) and the Company Contribution Account, Pre-7/96 (CCA).

Imation utilizes an Employee Stock Ownership Plan (ESOP) arrangement within the Plan to fund the Company’s contributions. Basic matching contributions are made from the ESOP to the CMA in the form of Imation common stock at a rate of 100% of each participant’s RSA contributions up to and including 3% of the participant’s compensation and 25% of each participant’s RSA contributions greater than 3% but not exceeding 6% of the participant’s compensation. For the year ended December 31, 2003, 123,302 shares of Imation common stock with a total fair value of $4,357,719 were allocated from the ESOP to the CMA. Due to the level of cumulative funding in prior periods, Imation made cash contributions of only $872,787 to the Plan during the year ended December 31, 2003.

At the discretion of the Company’s Pension and Retirement Committee, additional employer contributions from the ESOP may also be made to the PPA if the Company meets certain financial targets, with overall contributions not to exceed 3% of all participants’ compensation. There were no PPA contributions for the year ended December 31, 2003.

Annual cash contributions made by Imation to the Plan must be sufficient to fund the ESOP-related debt service. In January 2004, the remaining ESOP-related debt service was paid in full and the remaining shares held by the ESOP were allocated to participants. Beginning in January 2004, matching contributions will be made to participants using treasury stock held by the Company.

The CCA contains assets attributable to contributions received from 3M under the VIP Plan that were transferred into the Plan as of July 1, 1996. There will be no further Company contributions to the CCA.

Vesting

Participants shall at all times have fully vested, nonforfeitable interest in all of their accounts under the Plan.

Payment of Benefits

Subject to certain federal tax considerations, participants may withdraw funds from the Thrift Account, IRA or Rollover Account at any time. Participants may withdraw funds from the RSA, CMA, PPA or CCA upon reaching age 59-1/2, termination of employment, becoming disabled (as defined in the Plan) or death. Generally, participants may elect to receive their benefits through a lump sum distribution, two or more partial payments or monthly, quarterly, semi-annual or annual installments.

Participant Accounts and Balances

The participants are allowed to direct their contributions into a variety of investment funds, consisting of Imation common stock, mutual funds, commingled trust funds and cash equivalents. In addition, the Plan maintains a separate Imation common stock fund (from Imation matching contributions) and a 3M Stock Fund (from historical rollovers), which hold investments primarily in the common stock of each of the respective companies.

Loans to Participants

Participants may borrow against their RSA and Rollover Account balances. The total number of loans outstanding to an individual participant may not exceed two at any time and the maximum amount of a participant’s loans may not exceed the lesser of:

•	50% of the combined value of the participant’s balances in the RSA, Rollover Account, CCA and CMA on the date of the loan, reduced by the existing loan balance; and

•	$50,000 reduced by the excess of the participant’s highest outstanding loan balance during the 12-month period ending on the date of the loan over the loan balance outstanding immediately prior to the loan.

The minimum loan amount shall be $500. Loan terms range from one to 60 months at annual interest rates equal to the prime rate plus 1% on the date of loan origination. Principal and interest are repaid through payroll deductions.

Interfund Transfers

Participants may reallocate their RSA, Thrift Account, IRA and Rollover Account balances between the various investment fund options, other than the non participant-directed Imation common stock fund and the 3M Stock Fund. Effective June 1, 2003, participants may transfer the value of their non participant-directed Imation common stock held in the CMA and PPA to any other investment funds other than the 3M Stock Fund.

Prior to June 1, 2003, only those participants who had either retired after reaching age 55 or who had reached age 55 and completed at least five years of service with the Company (including years of service with 3M) could transfer up to 50% of the value of their non participant-directed Imation common stock held in the CMA and PPA to any other investment funds other than the 3M Stock Fund. Participants could also transfer the value of their 3M common stock held in the CCA from the 3M Stock Fund to any other investment funds other than the non participant-directed Imation common stock fund.

Administrative Costs

Imation pays all of its internal administrative costs of the Plan. External plan administrative costs, including participant communication expenses, trustee fees, legal fees, auditor fees, recordkeeping fees and investment management expenses, are proportionately paid by the Plan’s various investment funds and accounts, unless such costs are paid by Imation.

Plan Termination

Although it has not expressed any intent to do so, Imation may discontinue contributions under the Plan and has reserved the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan are to be distributed to the participants in accordance with the Plan document.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting, which recognizes income when earned and expenses when incurred.

Valuation of Investments

Investments of the Plan as of December 31, 2003 and 2002 consist primarily of mutual funds, commingled trust funds, Imation and 3M common stock and cash equivalents. The investments in mutual funds and common stock are stated at fair value as determined by quoted market prices. The investments in the commingled trust funds are stated at fair value as determined by the quoted market prices of the underlying investments. The cash equivalents are stated at fair value, which approximates cost. The fair value of investments includes accrued investment income. Participant loans receivable are valued at estimated fair value which consists of outstanding principal and any related accrued interest. Purchases and sales of investments are recorded on a trade date basis.

Investment Income

Interest and dividend income are recorded as earned on an accrual basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Contributions from participants are recorded in the period the Company makes payroll deductions from Plan participants. The Plan makes matching contributions by allocating shares of Imation common stock to the respective participants’ accounts based on the timing of the respective participant contributions. Imation made cash contributions to the Plan when necessary to meet ESOP debt service requirements. Discretionary employer contributions to the PPA are recorded in the period in which they are earned. In January 2004, the remaining ESOP-related debt service was paid in full and the remaining shares held by the ESOP were allocated to participants. Beginning in January 2004, matching contributions will be made to participants using treasury stock held by the Company.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment fund options, which invest in combinations of stocks, bonds, mutual funds, and other investment securities. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits, and that those changes could be unfavorable.

3.	Investments

The following table presents the value of investments as of December 31, 2003 and 2002, with those individual investments representing 5% or more of the Plan’s net assets separately identified:

	2003	2002
Mutual funds:
Fidelity Dividend Growth Fund	$37,113,487	$32,048,852
Fidelity Equity-Income Fund	24,892,273	19,023,062
Other	57,930,076	38,320,389
Commingled trust funds:
Fidelity Managed Income Portfolio II	84,060,983	88,600,657
Fidelity U.S. Equity Index	50,532,885	41,080,949
Fidelity Institutional Cash Portfolio	1,465,966	1,350,475
Imation common stock	45,433,946	53,199,661
3M common stock	56,374,777	46,428,122
Participant loans receivable	8,375,284	8,477,634

Total investments	$366,179,677	$328,529,801

The net appreciation in fair value of investments for the year ended December 31, 2003, including investments purchased or sold, as well as those held during the year, was as follows:

Mutual funds	$24,203,240
Commingled trust funds	11,228,853
Imation common stock	310,892
3M common stock	16,105,327

$51,848,312

4.	Non Participant-Directed Investments

A summary of the net assets considered to be non participant-directed investments as of December 31, 2002, is presented below. For purpose of this disclosure, all Imation common stock held by the Plan is considered to be non participant-directed because the participant-directed and non participant-directed amounts cannot be separately determined. Effective June 1, 2003, all participants are allowed to transfer the value of their non participant-directed Imation common stock held in the CMA and PPA to any other investment funds other than the 3M Stock Fund. Due to this change, all investments are considered participant-directed as of December 31, 2003.

Net Assets	2002
Imation common stock	$53,199,661
Fidelity Institutional Cash Portfolio	1,350,475

$54,550,136

5.	ESOP Notes Payable to Imation

In 1996, the Plan borrowed $50,000,000 from Imation (the ESOP debt) at an annual rate of interest of 7.5% to purchase Imation common stock. Interest and principal payments on the ESOP debt are due in 240 equal monthly installments with any prepayments applied first to accrued interest and then to scheduled principal payments in order of maturity. The debt is collateralized by the non participant-directed Imation common stock held by the Plan and not yet released as collateral. The non participant-directed Imation common stock is released as collateral as the debt is repaid. This stock is then allocated to participants as it is earned based on Imation’s matching requirements or PPA contributions.

As of December 31, 2003 and 2002, the ESOP debt was collateralized by 761 and 53,402 of unreleased shares of Imation common stock with a fair value of $26,749 and $1,873,342, respectively. During January 2004, the remaining principal and interest was paid through contributions from Imation.

6.	Tax Status

The Plan has received a favorable determination letter from the IRS, dated February 13, 2004, indicating that the Plan constitutes a qualified trust under Section 401(a) of the IRC and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The determination letter also indicates that the Plan satisfies the requirements of IRC Section 4975(e)(7).

Subsequent to the issuance of the determination letter, the Plan has been amended and restated. The Imation Pension and Retirement Committee, the Plan Administrator, believes that the Plan is currently designed and is intended to be operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Related Party Transactions

Fidelity Management Trust Company (the Trustee) manages the assets of the Plan and executes transactions therein. The Trustee is authorized, under contract provisions and by ERISA regulations which provide administrative and statutory exemptions, to invest in funds under its control and in securities of Imation. For the year ended December 31, 2003, such purchases and sales were as follows:

	Purchases	Sales
Imation common stock	$4,640,290	$13,255,441
Trustee-controlled funds	92,079,663	97,906,469

SUPPLEMENTAL SCHEDULES

IMATION RETIREMENT INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
as of December 31, 2003

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor, or	Rate of Interest, Collateral,
	Similar Party	Par or Maturity Value	Cost **	Current Value
*	Fidelity Management Trust Company	Fidelity Dividend Growth Fund		$37,113,487
*	Fidelity Management Trust Company	Fidelity Equity-Income Fund		24,892,273
*	Fidelity Management Trust Company	Fidelity Puritan Fund		15,079,296
	Harbor Capital Advisors, Inc.	Harbor International Fund		16,634,861
	Undiscovered Managers, LLC	Undiscovered Managers Behavioral Growth Fund		13,708,056
*	Fidelity Management Trust Company	Fidelity Blue Chip Fund		6,229,795
*	Fidelity Management Trust Company	Fidelity U.S. Equity Index		50,532,885
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio II		84,060,983
	Pacific Investment Management Company	PIMCO Total Return Fund		1,837,178
	Sterling Capital Management, LLC	Sterling Capital Small Cap Value Fund		4,440,890
*	Fidelity Management Trust Company	Fidelity Institutional Cash Portfolio		1,465,966
*	Imation Corp.	Common stock, $0.01 par value		45,433,946
	3M Company	Common stock, $0.01 par value		56,374,777
*	Participant loans receivable	Interest rates of 5.25% to 10.5%		8,375,284

				$366,179,677

*	Denotes party-in-interest

**	The information in column (d) is excluded due to nonapplicability because the investments are participant-directed.

IMATION RETIREMENT INVESTMENT PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
for the year ended December 31, 2003

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Current Value of
Identity of Party		Purchase	Selling	Cost of	Asset on	Net Gain
involved	Description of Asset	Price	Price	Asset	Transaction Date	(Loss)
Series of Transactions:
Fidelity
Fidelity Management	Institutional Cash
Trust Company	Portfolio:
	Purchase	$19,153,078		$19,153,078	$19,153,078
	Sales		$19,037,587	$19,037,587	$19,037,587

Note:	Columns (e) and (f) are excluded as they are not applicable.
Note:	Activity related to participant-directed transactions is excluded from this schedule because this information is not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMATION RETIREMENT INVESTMENT PLAN

Date: June 28, 2004	By:	/s/ Paul R. Zeller
Paul R. Zeller
Vice President, Corporate Controller of Imation Corp. And Member of the Pension and Retirement Committee

IMATION RETIREMENT INVESTMENT PLAN
EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document
23	Consent of Independent Registered Public Accounting Firm